UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7* (Amendment of Amendment 7)

                            Marvel Enterprises, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   57383M-10-8
-------------------------------------------------------------------------------
(CUSIP Number)

Robert G. Koppenol
Morgan Stanley
1585 Broadway
NY, NY  10036
(212) 761-4000
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

October 9, 2002
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 57383M-10-8            SCHEDULE 13D
-------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Morgan Stanley
              IRS # 39-319-5972

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                         (b) /X/
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                                    NA
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) / /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         The state of organization is Delaware
-------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                                  None
NUMBER OF          ------------------------------------------------------------
SHARES             8   SHARED VOTING POWER
BENEFICIALLY                5,067,843
OWNED BY EACH      ------------------------------------------------------------
REPORTING          9   SOLE DISPOSITIVE POWER
PERSON WITH                   0
                   ------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                            5,067,843
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 				    5,067,843
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	    12.71%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
           CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 57383M-10-8            SCHEDULE 13D

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Morgan Stanley & Co. Incorporated
              IRS # 13-265-5996

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                         (b) /X/
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                                    NA
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) / /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         The state of organization is Delaware
-------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                                  None
NUMBER OF          ------------------------------------------------------------
SHARES             8   SHARED VOTING POWER
BENEFICIALLY                  5,067,843
OWNED BY EACH      ------------------------------------------------------------
REPORTING          9   SOLE DISPOSITIVE POWER
PERSON WITH                   0
                   ------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                              5,067,843
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
					5,067,843
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.71%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   BD,CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 57383M-10-8            SCHEDULE 13D



         This Amendment No. 7 to Schedule 13D amends and supplements the original Schedule 13D, dated October 19, 1998, and subsequent amendments thereto, which was filed with the Securities and Exchange Commission
(the "Commission") on October 29, 1998, on behalf of Morgan Stanley (formerly known as
"Morgan Stanley Dean Witter & Co.") and Morgan Stanley & Co. Incorporated with respect to the ownership of
Common Stock of Marvel Enterprises, Inc. (the "Company"). Each capitalized term not defined in this amendment has the same meaning here as in the original 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

         On October 4, 2002, the Stockholders' Agreement was terminated pursuant to
Section 4.2(a)(i) thereof. A copy of the Agreement to Terminate the Stockholders'
Agreement is attached hereto as Exhibit 5.


Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:


Exhibit 5   Agreement to Terminate the Stockholders' Agreement.

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.





Dated:              October 9, 2002


MORGAN STANLEY


Signature:       / s / Robert G. Koppenol
                 -------------------------

Name/Title       Robert G. Koppenol/Authorized Signatory
                 Morgan Stanley




Dated:           October 9, 2002

MORGAN STANLEY & CO. INCORPORATED


Signature:       / s / Robert G. Koppenol

Name/Title       Robert G. Koppenol/Executive Director
                 Morgan Stanley & Co. Incorporated

SCHEDULE A
- - - - - - - - - - -
EXECUTIVE OFFICERS AND DIRECTORS OF
MORGAN STANLEY


         The names of the Directors and the names and titles of the Executive Directors of Morgan Stanley ("MS") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive
Officer's business address is that of MS at 1585 Broadway, New York, New York 10036.
Unless otherwise indicated, each occupation set forth opposite an individual's name
refers to MS and each individual is a United States citizen.

Name, Business Address                      Present Principal Occupation
- - - - - - - - - - - - - - - - - -                  - - - - - - - - - - - - - -

o     Philip J. Purcell                  	  Chairman of the Board and Chief
                                            Executive Officer

o     Robert G. Scott                       President and Chief Operating
                                            Officer


o     Robert P. Bauman                   	  Retired; former Chief Executive
                                            Officer of Smithkline Beecham plc

o     Edward A. Brennan                     Retired; former Chairman of the
                                            Board,

      						  President and Chief Executive
    							  Officer of Sears, Roebuck and Co.

o     John E. Jacob                         Executive Vice President and Chief
                                            Communications Officer of
      Anheuser-Busch Companies, Inc.        Anheuser-Busch Companies, Inc.
      One Busch Place
      St. Louis, MO  63118

o     C. Robert Kidder                      Chairman of the Board and Chief
                                            Executive Officer of Borden, Inc.
      Borden, Inc.
      180 East Broad St.
      Columbus, OH  43215

o     Charles F. Knight                     Chairman of Emerson Electric Co.
      Emerson Electric Co.
      8000 West Florissant
      St. Louis, MO  63136






Name, Business Address                      Present Principal Occupation
- - - - - - - - - - - - - - - - - -                  - - - - - - - - - - - - - -
o    John W. Madigan                        Chairman, President and Chief
                                            Executive Officer of Tribune Company
     Tribune Company
     435 North Michigan Avenue
     Chicago, IL  60611

o    Miles L. Marsh                         Former Chairman of the Board and
                                            Chief Executive Officer of
 							  Fort James Corporation

o    Michael A. Miles                       Special Limited Partner of Forstmann
                                            Little and Co.

o    Laura D'Andrea Tyson                   Dean of the London Business School
                                            School of Business at the
     London Business School			  University of California, Berkeley
     Regent's Park
     London
     NW1 45A
     UK

     Stephen S. Crawford                    Executive Vice President and Chief
                                            Financial Officer

     Roger C. Hochschild                    Executive Vice President and Chief
                                            Strategic and Administrative Officer

     Donald G. Kempf, Jr.                   Executive Vice President, Chief
                                            Legal Officer & Secretary

     Tarek F. Abdel-Meguid                  Head of Worldwide Investment Banking

     Zoe Cruz                               Head of Worldwide Fixed Income
                                            Division

     John P. Havens                         Head of Worldwide Institutional
                                            Equities Division

     Mitchell M. Merin                      President and COO, Investment
                                            Management

     David W. Nelms                         President and COO, Discover
                                            Financial Services

     Stephan F. Newhouse                    Co-President and COO, Institutional
                                            Securities Group

     Vikram S. Pandit                       Co-President and COO, Institutional
                                            Securities Group

     Joseph R. Perella                      Chairman and Chief Executive Officer
                                            of
                                            Institutional Securities Group

     John H. Schaefer                       President and COO, Individual
                                            Investor Group

     - - - - - - - - - - - - -
o    Director

SCHEDULE B
EXECUTIVE OFFICERS AND DIRECTORS
MORGAN STANLEY & CO. INCORPORATED

              The names of the directors and the names and titles of the Executive Officers of Morgan Stanley & Co. Incorporated ("MS&Co." ) and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS&Co. and each individual is a United States citizen.

     Name, Business Address                 Present Principal Occupation
     - - - - - - - - - - - - - - - - - -      - - - - - - - - - - - - - - - - -

     Zoe Cruz Managing Director of MS&Co. and Head of Worldwide Fixed Income Division of MS

     Bruce D. Fiedorek                      Vice Chairman and Managing Director
                                            of MS&Co.


     John P. Havens                         Managing Director of MS&Co. and Head
                                            of Worldwide Institutional Equities
                                            Group of MS

     Donald G. Kempf, Jr.                   Managing Director of MS&Co. and
                                            Executive Vice President, Chief
                                            Legal Officer and Secretary of MS

     Tarek F. Abdel-Meguid                  Managing Director of MS&Co. and Head
                                            of Worldwide Investment Banking of
                                            MS

     Stephan F. Newhouse                    Managing Director, Co-President and
  COO of MS&Co. and Co-President and COO,
  Institutional Securities Group of MS

     Vikram S. Pandit                       Managing Director, Co-President and
  COO of MS&Co. and Co-President and COO,
                                            Institutional Securities Group of MS

     Joseph R. Perella                      Managing Director of MS&Co. and
Chairman and CEO of Institutional
Securities Group of MS

     Thierry G. Porte (French citizen)      Managing Director of MS&Co. and
                                            President of Morgan Stanley Japan
                                            Limited

     Philip J. Purcell                      Managing Director of MS&Co. and
                                            Chairman of the Board and Chief
                                            Executive Officer of MS

     Robin Roger                            Managing Director, General Counsel
                                            and
                                            Secretary of MS&Co.










     Executive Officers
     - - - - - - - - - - - -

     Joseph R. Perella                      Managing Director of MS&Co. and
  Chairman and CEO of Institutional
	  Securities Group of MS

     Bruce D. Fiedorek                      Vice Chairman and Managing Director
                                            of MS&Co.

     Stephan F. Newhouse                    Managing Director, Co-President and
                                            COO
  of MS&Co. and Co-President and COO,
                                            Institutional Securities Group of MS

     Vikram S. Pandit                       Managing Director, Co-President and
                                            COO
  of MS&Co. and Co-President and COO,
 							  Institutional Securities Group of MS

     Robin Roger					  Managing Director, General Counsel and
 							  Secretary of MS&Co.

     Alexander C. Frank                     Managing Director and Treasurer of
                                            MS&Co.
                                            and Treasurer of MS

     Robert G. Scott                        Managing Director and CFO of MS&Co
                                          . and
                                            President and COO of MS


EXHBIT 5


AGREEMENT  TO TERMINATE
STOCKHOLDERS AGREEMENT


	The undersigned are all of the parties who remain subject to the Stockholders
 Agreement, dated as of October 4, 1998
(the Stockholders Agreement), among Avi Arad, various Dickstein entities and individuals, Isaac Perlmutter, Isaac Perlmutter
T.A., The Laura & Isaac Perlmutter Foundation Inc., Object Trading Corp., Zib
 Inc., The Chase Manhattan Bank, Morgan
Stanley & Co. Incorporated, Whippoorwill Associates, Incorporated, as agent for or general partner of various accounts, and
Marvel Enterprises, Inc. (formerly known as Toy Biz, Inc.).  The undersigned desire to terminate the Stockholders Agreement
and all of their rights and obligations thereunder.

	THEREFORE, the undersigned agree as follows:

	1.	Pursuant to Section 4.2(a)(i) of the Stockholders Agreement, the
undersigned agree that the Stockholders
Agreement is hereby terminated and all rights and obligations of each of the undersigned thereunder are hereby terminated, all as of the date of this agreement.

	2.	This agreement contains the entire understanding among the parties hereto with respect to the subject matter
hereof, and supersedes all prior and contemporaneous agreements and understandings among the parties.

	3.	This agreement may be executed in any number of counterparts, each of which shall be deemed an original,
but all of which together shall constitute one and the same instrument.

	4.	This agreement shall be governed by and construed in accordance with the laws of the State of Delaware
without giving effect to the principles of the conflict of law thereof.

	IN WITNESS WHEREOF, the parties have duly executed this agreement as of the date first written above.


					________________________
						Avi Arad


					________________________
						Isaac Perlmutter


					ISAAC PERLMUTTER T.A.


					By:________________________
					Name: Isaac Perlmutter
					Title:   Trustee


					THE LAURA & ISAAC PERLMUTTER
					FOUNDATION, INC.


					By:________________________
					Name:  Isaac Perlmutter
					Title:    President


					OBJECT TRADING CORP.


					By:_________________________
					Name:  Isaac Perlmutter
					Title:    President


					ZIB, INC.


					By:_________________________
					Name:  Isaac Perlmutter
					Title:    President


					MORGAN STANLEY & CO. INCORPORATED


					By:_________________________
					Name:  Michael J. Petrick
					Title:    Managing Director


					WHIPPOORWILL ASSOCIATES,
					INCORPORATED,
					As agent of and/or general partner for various
					accounts


					By:_________________________
					Name:  Shelley Greenhaus
					Title:    Managing Director


					MARVEL ENTERPRISES, INC.


					By:_________________________
					Name:  Peter Cuneo
					Title:    President and Chief Executive Officer


U:llago/shared/marvelkoppenol-2.doc